Exhibit 1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company:

Just Energy Group Inc. (“Just Energy” or the “Company”) 6345 Dixie Road, Suite 200 Mississauga, Ontario L5T 2E6

2.	Date of Material Changes:

September 12, 2018 and September 19, 2018

3.	News Release:

The news releases regarding the material change were disseminated by Just Energy over Globe Newswire on September 12, 2018 and on September 19, 2018. A copy of each news release has been filed on SEDAR and is available at www.sedar.com.

4.	Summary of Material Change:

On September 12, 2018, the Company announced an Invitation (as defined below) to holders to offer to sell to Just Energy any and all outstanding US$150,000,000 6.50 per cent. convertible bonds due 2019 (the “Bonds”).

On September 12, 2018, the Company also announced that it entered into a US$250 million (approximately C$325 million equivalent) non-revolving multi-draw senior unsecured term loan facility (the “Loan”) with Sagard Credit Partners, LP (“SCP”) and certain funds managed by a leading US-based global fixed income asset manager (together with SCP, the “Lenders”). The Loan will bear interest at 8.75% per annum and will mature on September 12, 2023.

5.	Full Description of Material Change:

(a)	Full Description of Material Change

The Invitation

Just Energy invited holders of the Bonds to sell to Just Energy for cash any and all of their Bonds (the “Invitation”). The purchase price per US$200,000 principal amount of the Bonds validly offered for sale was US$202,000. In addition, Just Energy has agreed to an amount in cash (rounded down to the nearest US$0.01) equal to the interest accrued and unpaid to (but excluding) the date of settlement on those Bonds accepted for purchase, as further described in the Invitation term sheet dated September 12, 2018 (the “Invitation Term Sheet”). The Invitation expired at 4:00 p.m. (London time) on September 19, 2018 (the “Expiration Deadline”). As of the Expiration Deadline, US$45,600,000 in aggregate principal amount of the Bonds had been validly tendered pursuant to the Invitation. Just Energy has accepted for purchase all such validly tendered Bonds in accordance with the Invitation Term Sheet. Settlement of the Invitation is expected to occur on or around September 24, 2018. All Bonds repurchased pursuant to the Invitation will be cancelled.

HSBC Bank plc acted as lead dealer manager and Lucid Issuer Services Limited acted as tender agent (the “Tender Agent”) in respect of the Invitation. National Bank Financial Inc. acted as co-dealer manager.

In connection with the remaining outstanding Bonds, the Company has committed funds to the maturity date pursuant to the financing announced by the Company on September 12, 2018. The Company does not pay any interest or fees on the committed funds until they are drawn.

Just Energy has applied for and has received relief from the issuer bid requirements set out in Part 2 of National Instrument 62-104 Take-Over Bids and Issuer Bids (“NI 62-104”). As the Invitation has been made to Canadian holders of the Bonds, it constitutes an issuer bid as defined in NI 62-104 and is subject to the requirements of Part 2 of NI 62-104 (the “Issuer Bid Requirements”), unless an exemption from the Issuer Bid Requirements is available and as the Invitation has been made to Canadian holders of the Bonds, it also constitutes an issuer bid as defined in Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions (“MI 61-101”) and would be subject to the requirements of Part 3 of MI 61- 101 (the “MI 61-101 Requirements”). Accordingly, Canadian holders of the Bonds do not have the benefit of the protections provided by: (i) the Issuer Bid Requirements; and (ii) the protections relating to issuer bids provided by the MI 61-101 Requirements, which among other things, require Just Energy to obtain a formal valuation for the Bonds and provide disclosure relating thereto. In addition, holders located in or resident in Canada were required to provide a completed, dated and signed confirmation and consent in the form appended to the Invitation Term Sheet. If a Canadian holder of the Bonds did not provide a completed, dated and signed confirmation and consent in the form appended to the Invitation Term Sheet, such Canadian holder was not be able to participate in the Invitation and Just Energy did not purchase the Bonds of such Canadian holder of the Bonds offered for purchase pursuant to the Invitation.

Concurrent Financing

Concurrent but separate from the Invitation, Just Energy announced it has entered into the Loan. Just Energy intends to partially use the net proceeds of the Loan to fund purchases of Bonds pursuant to the Invitation, including accrued interest and related expenses. or general corporate purposes, including to pay down the Company’s credit line, and for future acquisitions.

Key terms of the Loan are as follows:

Principal Cash:	US$250 million multi-tranche loan.

Coupon:	8.75% per annum.

Ranking:	Subordinated to the Company’s secured credit facility and supplier agreements. The Loan shall rank ahead of all other indebtedness of Just Energy that is subordinated by its terms.

Term:	Five years.

Prepayment:	Make whole provisions for the first three years; declining call schedule thereafter until maturity.

Covenants:	Usual and customary for this type of financing, including but not limited to financial covenants and limitations on debt incurrence, distributions, asset sales, and transactions with affiliates.

Warrants:	An aggregate of 7,462,561 warrants were issued to the Lenders, with each warrant being exercisable for one common share (subject to customary anti-dilution adjustments) of the Company at an exercise price of C$8.5612 per common share (representing a 100% premium to the 45-day volume weighted average price of the common shares on the Toronto Stock Exchange). The warrants shall have a 5-year exercise period and expire on September 12, 2023.

(b)	Disclosure for Restructuring Transactions

Not applicable.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102:

Not applicable.

7.	Omitted Information:

Not applicable.

8.	Executive Officer:

For further information, please contact Jim Brown, Chief Financial Officer at (713) 544-8191.

9.	Date of Report:

September 20, 2018

FORWARD-LOOKING STATEMENTS

This material change report may contain forward-looking statements. These forward-looking statements include, but are not limited to the use of proceeds of the Loan, including the making and completion of the Invitation and the ability of the Company to make future acquisitions and these forward-looking statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to general economic and market conditions, levels and rates of customer additions and renewals, rates of customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes, results of litigation and decisions by regulatory authorities, competition and dependence on certain suppliers. These risks are not necessarily all of the risks that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. We undertake no obligation to update publicly any forward-looking statement, whether as a result of new information or future events. Additional information on these and other factors that could affect the Company’s operations, financial results or dividend levels are included in the Company’s annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com, on the U.S. Securities Exchange Commission’s website at www.sec.gov or through the Company’s website at www.justenergygroup.com.